 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14D-9

(Rule 14d-101)

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SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

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INNOTRAC CORPORATION
(Name of Subject Company)
INNOTRAC CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
45767M109
(CUSIP Number of Class of Securities)
Stephen G. Keaveney Chief Financial Officer 6465 East Johns Crossing Johns Creek, GA 30097 (678) 584-4000
(Name Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies to: David A. Stockton Kilpatrick Townsend & Stockton LLP 1100 Peachtree Street, Suite 2800 Atlanta, GA 30309 (404) 815-6500

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Innotrac Enters into Merger Agreement with affiliate

of Sterling Partners

Shareholders to receive $8.20 per share in transaction

ATLANTA, GA (November 14, 2013) – Innotrac Corporation (NASDAQ: INOC) (the “Company” or “Innotrac”), a best-of-breed commerce provider integrating digital technology, fulfillment, and contact center solutions to support global brands, announced today that it has entered into a definitive merger agreement with an affiliate of Sterling Partners, providing for the acquisition of all of the outstanding shares of Innotrac for $8.20 per share in cash. Scott Dorfman, the Company’s CEO, Chairman and largest shareholder, and other members of the Company’s management will continue their leadership of the Company and will retain a significant equity position in the Company after the transaction is closed.

The $8.20 per share purchase price represents a 25.2% premium over the closing price of the Company’s common stock on October 21, 2013, the last trading day prior to the beginning of the Company’s exclusive negotiations with Sterling Partners, and a 54.4% premium over the average closing price over the 90 days ended November 14, 2013.

Under the terms of the merger agreement, an affiliate of Sterling Partners will promptly commence a tender offer for all of the outstanding shares of Innotrac. The agreement provides that, promptly after the closing of the tender offer, any shares not tendered in the tender offer will be acquired in a second-step merger at the same cash price as paid in the tender offer. The transaction is expected to close in the first quarter of 2014.

The merger agreement was negotiated on behalf of the Company by a special committee of the board of directors, composed entirely of independent directors, with the assistance of financial and legal advisors selected by it. Following the special committee's unanimous recommendation, Innotrac’s board of directors unanimously approved the merger agreement (with Mr. Dorfman recusing himself) and has recommended that Innotrac’s shareholders tender their shares in the offer.

Mr. Dorfman has also entered into a contribution and support agreement pursuant to which he has agreed to contribute all of his shares, representing approximately 44% of the Company’s outstanding common stock, to the purchaser. It is contemplated that, following the merger, an affiliate of Sterling Partners will acquire a significant portion of Mr. Dorfman’s equity interests at the same cash price as paid in the tender offer. Mr. Dorfman’s obligation to contribute his shares under this support agreement will terminate if the merger agreement terminates.

The transaction is conditioned on Innotrac shareholders tendering at least a majority of the outstanding shares of Innotrac common stock, and on a majority of the shares not owned by Mr. Dorfman being tendered or voted in favor of a merger. The transaction is also subject to other customary closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, the absence of a material adverse effect on the Company, and securing required consents. There are no financing contingencies.

Following completion of the transaction, Innotrac will become a privately held company and its stock will no longer trade on the Nasdaq.

“This transaction will deliver to Innotrac’s shareholders a substantial cash premium, certainty of value and immediate liquidity. We believe that Sterling will be a strong strategic partner to help us continue to service our customers with the best-of-breed services they have become accustomed to,” said Mr. Dorfman.

Joel Marks, the chairman of the special committee, added, “The committee arrived at the decision to enter into a transaction with Sterling after a thorough review of Innotrac’s future and strategic alternatives and after contact with a wide range of potential buyers, both strategic and financial, as part of a competitive bidding process.”

The merger agreement has customary non-solicitation provisions; however, the special committee, subject to conditions set forth in the merger agreement, is permitted to change its recommendation to the shareholders, and in certain circumstances terminate the merger agreement, if it determines it has a fiduciary duty to do so, including where there is a “superior proposal” from a third party or as a result of material developments constituting “intervening events,” both as defined in the definitive agreement. However, Innotrac would be required to pay a termination fee in connection with such recommendation change in most circumstances, and the merger agreement provides Sterling with a customary right to match a superior proposal or to change the terms of the merger agreement or offer in connection with intervening events.

Harris Williams & Co. is acting as the exclusive financial advisor to the special committee of the board of Innotrac and provided a fairness opinion to the special committee. Kilpatrick Townsend & Stockton LLP is acting as legal counsel to the special committee. Katten Muchin Rosenman LLP is acting as legal counsel to Sterling Partners.

Additional Information About This Transaction

The tender offer contemplated in the transaction discussed in this press release has not yet commenced. This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Innotrac. At the time the tender offer is commenced, affiliates of Sterling will file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer and, if necessary, a proxy statement regarding the subsequent merger, in each case with the Securities and Exchange Commission (the “SEC”). The offer to purchase shares of common stock of the Company will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with the Schedule TO.

Investors and shareholders of the Company are ADVISED to read the tender offer statement and related materials (including the offer to purchase and letter of transmittal), the related solicitation/recommendation statement AND, IF NECESSARY, THE PROXY STATEMENT AND RELATED MATERIALS, as they may be amended and/or supplemented from time to time, when they become available, because they will contain important information that should be read prior to making a decision to tender OR VOTE SHARES. Investors will be able to obtain a free copy of these documents (when they become available) and other documents filed by the Company and Sterling’s affiliates with the SEC at the website maintained by the SEC at www.sec.gov. Copies of these documents can also be obtained, without charge, by directing a request to Innotrac Corporation, 6465 East Johns Crossing Suite 400, Johns Creek, Georgia 30097, Attn.: Secretary.

Innotrac and the Sterling affiliates involved in the transaction and their respective directors and executive officers and other members of management and employees may be deemed to be participating in the solicitation of proxies in respect of any future merger subject to shareholder vote. Information regarding Innotrac’s directors and executive officers is available in Innotrac’s annual report on Form 10-K for its fiscal year ended December 31, 2012 filed with the SEC on March 30, 2013, and in its proxy statement for its 2013 annual meeting of shareholders filed on April 29, 2013. Additional information regarding the interests of such potential participants will be included in the proxy statement relating to the merger and the other relevant documents filed with the SEC when they become available.

About Innotrac

Innotrac Corporation, founded in 1984 and based near Atlanta, Georgia, is a best-in-class commerce provider integrating digital technology, fulfillment, contact center and business intelligence solutions to support global brands.  Innotrac’s fulfillment, order management and contact center solutions are integrated with all major web platforms, and seamlessly integrate with any required partner technologies. The Company employs sophisticated order processing and warehouse management technology and operates eight fulfillment centers and one call center spanning all time zones across the continental United States.  Innotrac Europe GmbH has a network of fulfillment centers, call centers, and returns processing facilities with operations in the UK, Germany, France, Denmark, Sweden, Poland, Austria, Italy, Switzerland, Ireland, Spain and the Netherlands. Connect with Innotrac at www.innotrac.com or http://www.linkedin.com/company/innotrac.

About Sterling Partners L.P.

Sterling Partners, founded in 1983, is a growth-oriented, private equity firm. Sterling manages over $5 billion in institutional capital. Sterling’s investment approach is centered on INSPIRED GROWTH™, a philosophy of buying differentiated businesses and growing them in inspired ways. Sterling focuses on investing growth capital in small and mid-market companies in industries with positive, long-term trends, including education, healthcare, and business services.  Sterling provides valuable support to the management teams of the companies in which the firm invests through a deep and dedicated team of operations and functional experts based in the firm’s offices in Chicago, Baltimore, and Miami.

Statements in this press release regarding the proposed transaction between affiliates of Sterling and Innotrac, the expected timetable for completing the transaction, the potential benefits of the transaction, and other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward looking statements. Innotrac has tried to identify these forward looking statements by using words such as “expect,” “anticipate,” “estimate,” “plan,” “will,” “would,” “should,” “forecast,” “believe,” “guidance,” “projection” or similar expressions, but these words are not the exclusive means for identifying such statements. Innotrac cautions that a number of risks, uncertainties and other important factors could cause Innotrac’s actual results, performance and achievements to differ materially from those expressed in, or implied by, the forward-looking statements, including, without limitation, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Innotrac shareholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed by governmental or regulatory authorities in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; the risk that affiliates of Sterling will not perform their obligations under the merger agreement; and the risk factors set forth from time to time in Innotrac’s SEC filings, including the disclosures under “Risk Factors” in those filings. Except as expressly required by the federal securities laws, Innotrac undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances or future events or for any other reason.

Contact

Steve Keaveney

Chief Financial Officer

678-584-4020

skeaveney@innotrac.com